Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business Editors:
           Kingsway appoints David H. Atkins as non-executive Chairman

           TORONTO, Jan. 14 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services
Inc. ("Kingsway") today announced the resignation for health reasons of F.
Michael Walsh as non-executive Chairman of the Board of Directors. Mr. Walsh will continue as a Director of Kingsway. The Directors of the Company have unanimously elected David H. Atkins to the position of non-executive Chairman of Kingsway effective immediately.
           Mr. Atkins stated: "Michael Walsh, having served the Company very ably for many years, has decided to step down as Chairman. He has presided over the recent transformation of the Company, involving changes in management, management practices and business operations. Our thanks go to him and we are delighted that he has decided to remain on the Board."
           Mr. Atkins has been a Director of Kingsway since June 1999 and the Chair of the Audit Committee for nine years. Mr. Atkins is a graduate in law from
Oxford University and a Fellow of the Institute of Chartered Accountants of
Ontario. Mr. Atkins was previously involved with Lang Michener's Corporate
Insurance Group as a Senior Advisor and prior to that was the Senior Partner of Coopers & Lybrand's financial services practice. Mr. Atkins is currently the Chairman of the Swiss Reinsurance group in Canada and has several other directorships of publicly listed companies. Mr. Atkins has been involved in a significant number of high profile and complex acquisitions, mergers, and corporate conversions. He has consulted to financial agencies on reporting under Canadian, U.S., and international accounting standards and has advised governments on commercialization and privatization of their insurance operations.
           "I am pleased that the Board has elected and David has agreed to serve as non-executive Chairman of Kingsway", said W. Shaun Jackson, President and
Chief Executive Officer. "David has provided leadership and guidance to the
Board and Management in his role as a Director and Chair of the Audit
Committee. Michael's decision to continue as a director is very positive for the Company. He has made a very valuable contribution over the years, especially during these current challenging economic times. I look forward to continuing to work with David and the other members of the Board as Kingsway continues to implement its change program to return the Company to underwriting profitability."

           About the Company

           Kingsway Financial Services Inc. is one of the largest non-standard automobile insurers and truck insurers in North America based on A.M. Best data that we have compiled. Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers and trucking insurance. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the
U.S. Canadian subsidiaries include Kingsway General Insurance Company and
Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company,
American Service Insurance Company, Southern United Fire Insurance Company,
Lincoln General Insurance Company, U.S. Security Insurance Company, American
Country Insurance Company, Zephyr Insurance Company, Mendota Insurance Company
and Mendakota Insurance Company. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. The common shares of Kingsway Financial
Services Inc. are listed on the Toronto Stock Exchange and the New York Stock
Exchange, under the trading symbol "KFS".

           %SEDAR: 00003152E          %CIK: 0001072627

           /For further information: Shelly Gobin, Senior Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
           (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 13:50e 14-JAN-09